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March 31, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the Form 6-K dated March 31, 2023, of Aeterna Zentaris Inc. and are in agreement with the statements contained in the first and second paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP